SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               NovaDel Pharma Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    66986X106
                                 (CUSIP Number)

                           Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 15, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:


Check the following box if a fee is being paid with this Statement:

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CUSIP NO. 66986X106                    13D/A            PAGE 2 OF 5 PAGES
---------------------------------------      -----------------------------------

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1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (see Item 3 below)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,491,924
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,491,924
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,491,924
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


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


This Amendment No. 4 amends and supplements the following items of the Statement on Schedule 13D filed by Lindsay A. Rosenwald (the "Reporting Person") on December 21, 2001, as amended by Amendment No. 1 filed March 14, 2002, Amendment No. 2 filed January 23, 2006 and Amendment No. 3 filed April 24, 2006 (the "Schedule").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by replacing the last paragraph thereof with the following:

Paramount BioCapital, Inc. ("Paramount"), an NASD member broker dealer, acted as co-placement agent for the Issuer in a private placement of the Issuer's securities consummated on April 19, 2006. In connection with such activities, Paramount has designated to the Reporting Person, among other compensation, warrants to purchase 156,388 shares of common stock, par value $.001 per share (the "Common Stock"), of the Issuer. The Reporting Person is chairman, Chief Executive Officer and sole stockholder of Paramount.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

      Item 5(a) is hereby amended as follows:

      (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 9,491,924 Shares comprised of (i) 2,155,660 Shares and (ii) 7,336,264 Shares issuable upon exercise of the common stock purchase warrants owned directly by the Reporting Person. Such Shares constitute approximately 16.9% of the Issuer's outstanding shares of Common Stock.

      Item 5(c) is hereby amended as follows:

      (c) Item 3 is incorporated herein by reference. In addition, on May 15, 2006, the Reporting Person transferred 2,900,000 shares of Common Stock to The Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust dated May 24, 2000, which is a trust established for the benefit of the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares held by such Trust, except to the extent of his pecuniary interest therein, if any.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 is hereby amended as follows:

      (a) Paramount has acted as placement agent for the Issuer in private placements of the Issuer's securities in April 2003, May 2003, November 2003, December 2003, May 2005 and April 2006. In connection with such activities, Paramount's designees (including the Reporting Person himself) have received cash fees and warrants (described in
            (d) below) to purchase securities of the Issuer. Although no agreement has been executed, it is possible that Paramount will be engaged by the Issuer to raise private capital in the future. The Reporting Person is chairman, Chief Executive Officer and sole stockholder of Paramount.

      (b) As a result of its contractual rights resulting from the Reporting Person's purchase of securities of the issuer in December 2001, the Reporting Person exercised his right to appoint a director of the Company (Jay Lobell) and have an observer at meetings of the Board of Directors.

      (c) Included in the 7,336,264 warrants to purchase Shares referred to in 5(a)(ii) above, the Reporting Person owns 6,278,637 warrants to purchase Shares at any time until December 12, 2008 at an exercise price of $.46321 per share. The warrants contain certain anti-dilution provisions providing for the adjustment of the exercise price upon the occurrence of certain dividends, subdivisions, combinations or reclassifications. In addition, the exercise price is subject to adjustment following the occurrence of any issuances of Shares or securities convertible into shares with a sale or exercise price (as applicable) that is lower than the current market price or exercise price under the warrants.

      (d) Included in the 7,336,264 warrants to purchase Shares referred to in 5(a)(ii) above, the Reporting Person owns 1,057,627 warrants to purchase Shares received by reporting person as placement commissions a result of the Reporting Person's ownership interest in Paramount (the "Placement Warrants"). The Placement Warrants include
            (1) a unit purchase option to purchase (i) 568,135 Shares at $1.16 per share (subject to adjustment) on or before January 30, 2009 and
            (ii) warrants to purchase 170,440 Shares at $1.37 per share (subject to adjustment) on or before January 30, 2009; (2) warrants to purchase 162,664 Shares at $1.30 per share (subject to adjustment) on or before November 26, 2010; and (3) warrants to purchase 156,388 Shares at $1.60 per share (subject to adjustment) on or before October 19, 2011. The Placement Warrants contain anti-dilution provisions providing for the adjustment of the per share exercise price upon the occurrence of stock dividends, subdivsions, combinations and reclassifications and certain of the Placement Warrants will adjust upon the issuance of Shares or securities convertible into Shares with a sale or exercise price (as applicable) that is lower than the current market price or exercise price under the warrants.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 16, 2006
         New York, NY                       By /s/ Lindsay A. Rosenwald, M.D.
                                               ------------------------------
                                                   Lindsay A. Rosenwald, M.D.



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